Exhibit 99.1

TeliaSonera: Yoigo and The Phone House Sign Distribution Agreement

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 31, 2006--TeliaSonera's mobile operator Xfera in Spain, with its new brand Yoigo, has signed its first distribution agreement with The Phone House. The agreement will enable Yoigo's services to be sold through the chain's 400 stores in Spain.

The Phone House, the biggest independent telecommunications chain in Spain and Europe, and Yoigo, Spain's fourth mobile phone operator, have reached an agreement whereby The Phone House will distribute the new operator's entire supply in its 400 stores. The Phone House agreement is exclusive for the first three months from the commercial launch allowing the retail chain to be the sole distribution channel for Yoigo's services.

Yoigo's entry as a mobile phone operator in the Spanish telecoms market means that there will be a broader range of supply and competition in the sector. Spanish customers will benefit from a greater variety of prices, products and services.

"With this agreement, we gain access to one of the most qualified distribution channels operating in Spain. We are very pleased about this alliance with The Phone House, which will enable our products to reach the end consumer," says Kenneth Karlberg, President of TeliaSonera Norway, Denmark, Baltic and Spain.

Fernando Urrutia, Chairman of The Phone House in Spain, says: "We want to thank Yoigo for placing its trust in The Phone House to distribute its products. Yoigo's offering will strengthen our leadership in the market and will broaden the range of supply to customers in our 400 sales outlets."

About Yoigo

Yoigo is the new brand of TeliaSonera's mobile operator Xfera that was awarded the fourth 3G-licence in Spain. TeliaSonera, the leading telecoms operator in the Nordic and Baltic region has a 76.6% stakeholding in the company. ACS, the construction and services group, has a 17% stake, FCC, a 3.4% stake and Telvent, a 3% stake.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera
Communications Manager
Birgitta Grafstrom, 0 8-713 58 30